UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 16, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: November 16, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 16, 2010

Exhibit 1

ELBIT SYSTEMS REPORTS
THIRD QUARTER 2010 RESULTS

Backlog of orders increased to $5.38 billion;
Revenues at $649.9 million; Net income at $45.3 million;
Diluted net earnings per share at $1.05

Haifa, Israel, November 16, 2010 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international defense electronics company, today reported its consolidated financial results for the third quarter ended September 30, 2010.

Revenues in the third quarter of 2010 were $649.9 million, as compared to $732.5 million in the third quarter of 2009. The decrease in revenues during the third quarter of 2010, compared with that of the third quarter last year, was mainly in the electro-optics and armored vehicle systems areas of operations, primarily in Europe.

Gross profit amounted to $197.9 million (30.5% of revenues) in the third quarter of 2010, as compared to $217.3 million (29.7% of revenues) in the third quarter of 2009. The decrease in the amount of gross profit from that of the corresponding quarter last year primarily resulted from the reduction in revenues. The improvement in margins was mainly a result of mix of the programs sold in the quarter and improvements in operations.

Research and development expenses, net were $56.1 million (8.6% of revenues) in the third quarter of 2010, as compared to $56.0 million (7.6% of revenues) in the third quarter of 2009.

Marketing and selling expenses were $59.1 million (9.1% of revenues) in the third quarter of 2010, as compared to $67.1 million (9.2% of revenues) in the third quarter of 2009.

General and administrative expenses were $30.2 million (4.7% of revenues) in the third quarter of 2010, as compared to $28.5 million (3.9% of revenues) in the third quarter of 2009.

Financial expenses, net were $5.5 million in the third quarter of 2010, as compared to net financial expenses of $0.6 million in the third quarter of 2009, which were relatively low due to currency hedging related gains.

Taxes on income were $4.8 million (effective tax rate of 10.1%) in the third quarter of 2010, as compared to taxes on income of $11.4 million (effective tax rate of 17.6%) in the third quarter of 2009. The change in the effective tax rate was attributable mainly to the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnerships was $3.9 million (0.6% of revenues) in the third quarter of 2010, as compared to $6.2 million (0.8% of revenues) in the third quarter of 2009.

Net income attributable to non-controlling interests was $1.1 million in the third quarter of 2010, as compared to $1.4 million in the third quarter of 2009.

Net income attributable to the Company's ordinary shareholders in the third quarter of 2010 amounted to $45.3 million (7.0% of revenues), as compared to $58.3 million (8.0% of revenues) for the third quarter of 2009.

Diluted net earnings per share attributable to the Company’s ordinary shareholders were $1.05 for the third quarter of 2010, as compared with $1.35 for the third quarter of 2009.

The Company’s backlog of orders increased to $5,381 million as of September 30, 2010, as compared with $5,044 million as of December 31, 2009. Approximately 72% of the backlog relates to orders outside of Israel. Approximately 52% of the Company's backlog as of September 30, 2010, is scheduled to be performed during the last quarter of 2010 and in 2011.

Operating cash flow was $73.6 million in the first nine months of 2010, as compared to $127.0 million in the first nine months of 2009.

Recent Events:

On October 3, 2010, the Company announced that it was awarded an approximately $56 million tank upgrade contract from a customer in Asia. Under the contract, the tank upgrade project will include the installation of advanced battle management systems, as well as cutting edge observation and surveillance systems. The project will be completed within two years.

On October 13, 2010, the Company announced that its wholly-owned U.S. subsidiary, Elbit Systems of America, LLC ("ESA"), was awarded a five-year, $68 million Indefinite Delivery/Indefinite Quantity ("ID/IQ") contract from the U.S. Army Contracting Command in Huntsville, Alabama to supply the U.S. Army, Navy, Marine Corps and Coast Guard with AN/AVS-7 Head-Up Display components including the Company's latest Flat Panel Day and Night Head-Up Display units. Initial delivery orders totaling $23 million were awarded under the ID/IQ contract. This is a follow-on contract to a $75M ID/IQ contract awarded in September 2005.

On October 17, 2010, the Company announced, further to its announcements of June 15, 2009, September 14, 2009 and September 2, 2010, that it completed the acquisition of all the shares of Soltam Systems Ltd. ("Soltam"), Saymar Ltd. ("Saymar") and ITL Optronics Ltd. ("ITL") that were held by Mikal Ltd. ("Mikal") and its subsidiaries. With the completion of the acquisition, the Company now holds a 100% interest in Soltam and Saymar, and an 87.85% interest in ITL. The balance of ITL's shares, which are traded on the Tel Aviv Stock Exchange, is held by the public. An amount of approximately $26 million of the purchase price payable by the Company for the acquisition was placed in escrow with respect to various matters pursuant to the purchase agreement.  Simultaneously to the completion of the acquisition, the Company sold its holdings in Mikal (approximately 19%) to the other Mikal's shareholders.

On October 24, 2010, the Company announced that its UK Company with Thales UK - UAS Tactical Systems Ltd. ("U-TacS"), was awarded by Thales UK a follow-on Urgent Operating Capability ("UOR") contract worth approximately $70 million to provide an Intelligence, Surveillance, Target Acquisition and Reconnaissance support capability for the UK Armed Forces. The contract will be performed over the next one and a half years. As was the case with the previous U-TacS UOR contracts, awarded in 2007 and 2009, this contract also includes the provision and support of Hermes(R) 450 UAS, as well as training for UK Ministry of Defence staff in the use and maintenance of the system, and the provision of contractor logistic support and program management services. This work will be managed by U-TacS located in Leicester, UK.

On October 26, 2010, the Company announced that its wholly-owned U.S. subsidiary, ESA, was awarded a $45.5 million ID/IQ contract from the Naval Surface Warfare Center, Crane Division, Crane, Indiana for the supply of the Night Targeting System Upgrade (NTSU) and associated line items for AH - 1W Cobra helicopters. Work will be performed in Merrimack, New Hampshire and is expected to be completed over the next five years.

Management Comment:

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "2010 has been a challenging year, reflecting the influence of the changing financial climate on our end-customers. Throughout this year, we have invested in our longer-term growth strategy through mergers and acquisitions, which provide us access to new markets and allow us to sell increasingly integrated systems. We have recently completed the acquisition of Soltam, Saymar and ITL, adding to our capabilities in artillery platforms and electro-optics. We will continue to look globally for similar opportunities, in strategic target markets such as the U.S. and others."

Ackerman added, "Over the past challenging months, we have focused our efforts and have successfully maintained and even improved our gross margins, and have also resumed our backlog growth. We believe that these efforts and investments will support renewed growth in future years."

Dividend:

The Board of Directors declared a dividend of $0.36 per share for the third quarter of 2010. The dividend’s record date is November 30, 2010, and the dividend will be paid on December 13, 2010, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call later the same day, Tuesday November 16, 2010 at 09:00a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0644
INTERNATIONAL Dial-in Number:  +972 3 918 0644

at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5901 (Israel and International).

About Elbit Systems:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, SIGINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: http://www.elbitsystems.com.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Condensed consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact

Joseph Gaspar, Executive VP & CFO
Dalia Rosen, VP, Head of Corporate Communications
Elbit Systems Ltd.
Tel:  +972-4-831-6663 / Fax: +972-4-831-6944
E-mail:  j.gaspar@elbitsystems.com
      Dalia.rosen@elbitsystems.com
IR Contact Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 E-mail: elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	September 30,	December 31,
	2010	2009
	Unaudited	Audited
Assets
Cash and cash equivalents	$255,046	$140,709
Short-term bank deposits	117,837	115,924
Available for sale marketable securities	15,707	23,639
Trade receivables, net	653,082	659,524
Other receivables and pre-paid expenses	169,307	115,856
Inventories, net of customer advances	620,891	569,848
Total current assets	1,831,870	1,625,500

Investment in affiliated companies, partnership and other companies	100,047	88,759
Available for sale marketable securities	8,161	12,941
Long-term bank deposits and other receivables	71,795	36,338
Deferred income taxes, net	13,052	7,992
Severance pay fund	287,241	274,136
	480,296	420,166
Property, plant and equipment, net	445,167	404,675
Goodwill and other intangible assets, net	614,976	603,336
Total assets	$3,372,309	$3,053,677

Liabilities and Shareholders' Equity
Current maturities of long-term loans and Series A Notes	$39,484	$2,663
Trade payables	317,005	299,238
Other payables and accrued expenses	547,831	552,806
Customer advances in excess of costs incurred on contracts in progress	333,618	367,137
Total current liabilities	1,237,938	1,221,844

Long-term loans, net of current maturities	295,089	386,534
Series A Notes	270,045	-
Accrued termination liability	368,321	351,278
Deferred income taxes and tax liabilities, net	59,024	59,602
Customer advances in excess of costs incurred on contracts in progress	139,353	142,566
Other long-term liabilities	33,987	34,659
	1,165,819	974,639

Elbit Systems Ltd.'s shareholders' equity	938,040	832,868
Non-controlling interests	30,512	24,326
Total shareholders' equity	968,552	857,194
Total liabilities and shareholders' equity	$3,372,309	$3,053,677

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
Revenues	$1,871,384	$2,117,741	$649,906	$732,520	$2,832,437
Cost of revenues	1,305,372	1,480,302	452,000	515,219	1,982,954
Gross profit	566,012	637,439	197,906	217,301	849,483

Operating expenses:
Research and development, net	165,660	154,910	56,149	56,022	216,752
Marketing and selling	164,053	191,561	59,122	67,096	250,963
General and administrative	90,369	86,805	30,228	28,519	119,311
Other income, net	(4,756)	-	-	-	-
Total operating expenses	415,326	433,276	145,499	151,637	587,026

Operating income	150,686	204,163	52,407	65,664	262,457

Financial expenses, net	(9,658)	(8,165)	(5,521)	(564)	(15,585)
Other income (expenses), net	13,439	(868)	350	(222)	458
Income before taxes on income	154,467	195,130	47,236	64,878	247,330
Taxes on income	21,606	37,696	4,791	11,448	38,109
	132,861	157,434	42,445	53,430	209,221

Equity in net earnings of affiliated companies and partnership	13,205	14,395	3,905	6,202	19,292
Consolidated net income	$146,066	$171,829	$46,350	$59,632	$228,513

Less: net income attributable to non-controlling interests	(6,254)	(10,598)	(1,099)	(1,377)	(13,566)
Net income attributable to Elbit Systems Ltd.'s shareholders	$139,812	$161,231	$45,251	$58,255	$214,947
Earnings per share attributable to Elbit Systems Ltd.'s ordinary shareholders:

Basic net earnings per share	$3.27	$3.82	$1.06	$1.37	$5.08
Diluted net earnings per share	$3.23	$3.76	$1.05	$1.35	$5.00
Weighted average number of shares used in computation of basic earnings per share	42,631	42,241	42,671	42,426	42,305
Weighted average number of shares used in computation of diluted earnings per share	43,226	42,897	43,165	43,233	42,983

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$146,066	$171,829	$228,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	93,669	93,189	123,473
Write-off impairment	717	-	3,017
Stock based compensation	4,254	3,839	5,134
Amortization of Series A Notes discount and deferred financing costs	103	-	-
Deferred income taxes and reserve	(9,068)	(4,824)	7,606
Severance, pension and termination indemnities, net	2,129	(13,203)	(16,773)
Gain on sale of property, plant and equipment	(1,978)	(468)	(723)
Gain on sale of investments	(19,178)	(120)	(2,734)
Equity in net earnings of affiliated companies and partnership, net of dividend received(*)	(4,735)	(2,668)	(1,824)
Change in operating assets and liabilities:
Increase in short and long-term trade receivables, and prepaid expenses	(65,959)	(41,871)	(136,224)
Decrease (increase) in inventories, net	(48,282)	44,913	75,431
Decrease (increase) in trade payables, other payables and accrued expenses	12,745	(8,233)	20,223
Decrease in advances received from customers	(36,843)	(115,360)	(95,397)
Net cash provided by operating activities	73,640	127,023	209,722

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(105,397)	(78,054)	(107,893)
Acquisition of subsidiaries and business operations	(34,566)	(124,033)	(48,234)
Investments in affiliated companies and other companies	(1,192)	(21,794)	(19,415)
Proceeds from sale of property, plant and equipment	7,732	6,972	9,055
Proceeds from sale of investments	12,751	-	33,026
Investment in available for sales debt-securities and long-term deposits, net	5.006	(11,272)	(11,010)
Investment in short-term deposits, net	6,387	(40,946)	(52,832)
Net cash used in investing activities	(109,279)	(269,127)	(197,303)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	4,084	11,340	9,871
Purchase of non-controlling interests	-	-	(110,250)
Repayment of long-term bank loans	(246,146)	(68,159)	(148,652)
Proceeds from issuance of Series A Notes, net	283,213	-	-
Deferred financing costs related to issuance of Senior A Notes	(2,185)	-	-
Receipt of long-term bank loans	159,000	217,115	256,354
Dividends paid	(47,990)	(60,897)	(76,172)
Change in short-term bank credit and loans, net	-	(7,436)	(7,531)
Net cash provided by (used in) financing activities	149,976	91,963	(76,380)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	114,337	(50,141)	(63,961)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	140,709	204,670	204,670
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$255,046	$154,529	$140,709
* Dividend received	$8,689	$11,727	$17,468

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUE BY AREAS OF OPERATION:

	Nine Months Ended September 30				Three Months Ended September 30
	2010		2009		2010		2009
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	552.3	29.5	513.3	24.2	194.2	29.9	166.7	22.8
Land systems	312.7	16.7	384.4	18.2	94.2	14.5	132.2	18.0
C4ISR systems	674.1	36.0	819.7	38.7	266.8	41.1	289.6	39.6
Electro-optics	243.3	13.0	307.9	14.5	75.0	11.5	117.5	16.0
Other (mainly non-defense engineering and production services)	89.0	4.8	92.4	4.4	19.7	3.0	26.5	3.6
Total	1,871.4	100.0	2,117.7	100.0	649.9	100.0	732.5	100.0

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS:

	Nine Months Ended September 30				Three Months Ended September 30
	2010		2009		2010		2009
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	458.8	24.5	468.3	22.1	182.5	28.1	167.5	22.9
United States	589.6	31.5	603.1	28.5	187.8	28.9	209.7	28.6
Europe	390.2	20.9	550.8	26.0	116.4	17.9	201.2	27.5
Other countries	432.8	23.1	495.5	23.4	163.2	25.1	154.1	21.0
Total	1,871.4	100.0	2,117.7	100.0	649.9	100.0	732.5	100.0